K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

May 22, 2015

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Direxion Shares ETF Trust
-Direxion Daily S&P Biotech Bull 3X Shares
-Direxion Daily S&P Biotech Bear 3X Shares -Direxion Daily S&P Oil & Gas Exp. & Prod. Bull 3X Shares -Direxion Daily S&P Oil & Gas Exp. & Prod. Bear 3X Shares
File Nos. 333-150525; 811-22201 Post-Effective Amendment No. 131

Ladies and Gentlemen:

We have acted as counsel to Direxion Shares ETF Trust (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 131 to the Trust’s registration statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP